

SECURITIES AND EXCHANGE COMMISSION

07001473

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34031

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cambridge Way, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5214 Maryland Way, Suite 309
(No. and Street)

Brentwood (City) TN (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maggie Nuzum (615) 371-9002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North
Suite 2150 (Address) Nashville (City) TN (State) 37219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
FEB 26 2007
WASH, D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Maggie Nuzum**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cambridge Way, Inc.**, as of **December 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President

Title



BETTYE STEELE
STATE
OF
TENNESSEE
NOTARY
PUBLIC
DAVIDSON COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. **Statement of Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. **Not Required.**
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Cambridge Way, Inc.
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of Cambridge Way, Inc. as of December 31, 2006, and the related statements of income (loss), changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Way, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
February 6, 2007

CAMBRIDGE WAY, INC.

Statement of Financial Condition

December 31, 2006

Assets

Current assets:		
Cash	$	62,685
Deposit with clearing organization		50,000
Commissions receivable		38,060
Total current assets		150,745
Property and equipment, net:		
Office equipment		40,127
Furniture and fixtures		37,312
		77,439
Less accumulated depreciation		(73,550)
Property and equipment, net		3,889
Deposits		4,705
Total assets	$	159,339

Liabilities and Stockholder's Equity

Current liabilities:		
Commissions payable	$	47,169
Accounts payable and accrued expenses		1,878
Total current liabilities		49,047
Stockholder's equity:		
Common stock (no par value), 1,000 shares, authorized, issued and outstanding		1,000
Additional paid-in capital		32,616
Treasury stock (300 shares at cost)		(6,595)
Retained earnings		83,271
Total stockholder's equity		110,292
Total liabilities and stockholder's equity	$	159,339

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Income (Loss)

For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 777,621
Interest and dividends	3,819
Investment advisory fees	306,388
Other income	26,574
Total revenues	1,114,402
Operating expenses:	
Commission expense	809,907
Insurance	26,765
Professional fees	30,320
Telephone	4,302
Other taxes	2,596
Office supplies and expense	18,745
Automobile and travel	1,879
Depreciation	1,463
Dues and subscriptions	5,735
Licenses, bonds, and fees	31,405
Management fee	186,779
Advertising	677
Miscellaneous	4,128
Rent	14,482
Clearance fees	16,168
Total operating expenses	1,155,351
Loss before income taxes	(40,949)
Provision for income taxes	-
Loss	$ (40,949)

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2005	$ 1,000	32,616	(6,595)	124,220	151,241
Loss	-	-	-	(40,949)	(40,949)
Balance at December 31, 2006	$ 1,000	32,616	(6,595)	83,271	110,292

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Changes in Subordinated Liabilities

For the Year Ended December 31, 2006

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Cash Flows

For the Year Ended December 31, 2006

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Loss		$ (40,949)
Adjustments to reconcile loss to net cash used in operating activities:		
Depreciation	$ 1,463	
Changes in operating assets and liabilities:		
Increase in commissions receivable	(725)	
Increase in commissions payable	6,999	
Increase in accounts payable and accrued expenses	1,648	
Total adjustments		9,385
Net cash used in operating activities		(31,564)
Cash flows from investing activities:		
Decrease in due from affiliate	28,120	
Purchase of property and equipment	(3,606)	
Net cash provided by investing activities		24,514
Net decrease in cash and cash equivalents		(7,050)
Cash and cash equivalents at beginning of year		69,735
Cash and cash equivalents at end of year		$ 62,685

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Notes to Financial Statements

December 31, 2006

(1) ***Organization***

Cambridge Way, Inc. is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution.

(2) ***Summary of Significant Accounting Policies***

(a) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers all cash, money market funds and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality.

(b) ***Property and Equipment***

Property and equipment is stated at cost. Depreciation is provided over the assets' estimated useful lives using accelerated methods. Furniture and fixtures are generally depreciated over seven years while office equipment is depreciated over five years.

Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals or betterments are capitalized. When property is retired or sold, the cost and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

(c) ***Revenue Recognition***

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(d) ***Income Taxes***

The Company has elected to be taxed as a Subchapter "S" corporation for federal income tax purposes. As such, all federal taxable income and losses pass through to the individual stockholder for inclusion in the personal income tax return and the Company recognizes only state income taxes in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

(2) Summary of Significant Accounting Policies, Continued

(e) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Advertising Costs

Advertising costs are expensed as incurred.

(3) Net Capital Requirements and Other Restrictions

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2006, the Company had net capital as defined of $101,561.

The Company maintains an agreement for clearing services with a broker-dealer registered with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition. On May 8, 2006, the fully disclosed clearing agreement was renewed. In addition, the clearing agreement established a minimum capital requirement of $100,000 to be maintained by the Company.

(4) Related Party Transactions

Substantially all expenses of the Company, except commission expense and other directly related expenses, represent allocations of such expenses from its affiliate. Both companies share office facilities and incur other common overhead expenses. The Company was allocated 30% of those common expenses for 2006. The affiliate also pays the stockholder's and all other compensation. In addition to the allocated expenses, the Company paid the affiliate $186,779 for management services for the year ended December 31, 2006.

(4) Related Party Transactions, Continued

Under a rental arrangement, the affiliated company has noncancelable lease obligations associated with the office facilities through August 11, 2009. The affiliated company's remaining required lease obligation as of December 31, 2006 is $244,416 and is payable as follows:

Year Ended December 31	Amount
2007	$ 91,656
2008	91,656
2009	61,104
	$ 244,416

The Company shares in this rental obligation through the affiliated company's allocation of common overhead expenses.

(5) Income Taxes

As previously mentioned, the Company is taxed as a Subchapter "S" corporation for federal income tax purposes with all federal taxable income and losses passing through to the individual stockholder.

No benefit from the current year loss and the remaining state net operating loss carryforward totaling approximately $78,000 has been recognized. This state net operating loss carryforward is available for state income tax purposes through 2020.

(6) Receivable from Clearing Organizations and Payable to Brokers

Amounts receivable from clearing organizations and payable to brokers at December 31, 2006, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 38,060	47,169

(7) ***Commission Concentrations***

During 2006, two of the registered representatives utilized by the Company through an independent contractor arrangement, were paid approximately $790,000 in commissions. This amount represents approximately 97% of the total commission expense for 2006. These two individuals were responsible for generating the vast majority of the Company's commission revenue for the current year.

CAMBRIDGE WAY, INC.

Computation of Net Capital

December 31, 2006

Total stockholder's equity	$ 110,292
Less nonallowable assets and haircuts:	
Property and equipment, net	3,889
Deposits	4,705
Haircuts	137
Total nonallowable assets and haircuts	8,731
Net capital	101,561
Net capital required	50,000
Excess net capital	$ 51,561

CAMBRIDGE WAY, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2006

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

Schedule 3

CAMBRIDGE WAY, INC.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2006

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAMBRIDGE WAY, INC.

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2006

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2006 FOCUS Report - Part IIA is shown below:

Net capital computed on Schedule 1 and as computed on the Company's FOCUS Report - Part IIA (unaudited) at December 31, 2006	$ 101,561

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

Schedule 5

CAMBRIDGE WAY, INC.

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2006

Not Applicable

END

CAMBRIDGE WAY, INC.

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2006

None